

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

<u>Via U.S. Mail</u>
Stewart E. Irvine
President
Imogo Mobile Technologies Corp.
Suite 100, 40 Lake Bellevue Drive
Bellevue, WA 98005

      Re: Imogo Mobile Technologies Corp.
             Form 10-K for the Fiscal Year Ended November 30, 2012
             Filed March 14, 2013
             File No. 000-51976

Dear Mr. Irvine:

      We note that your financial statements for the years ended November 30, 2012, 2011 and inception to November 30, 2012 were audited by Stan J.H. Lee, CPA. Effective July 30, 2013, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Stan J.H. Lee, CPA. You can find a copy of the order at http://pcaobus.org/Enforcement/Adjudicated/Documents/Lee.pdf

      As Stan J.H. Lee, CPA is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Stan J.H. Lee, CPA audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

      Please file an Item 4.01 Form 8-K to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor, Stan J.H. Lee, CPA. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

      If you are unable to obtain an Exhibit 16 letter from Stan J.H. Lee, CPA at the time you file your Form 8-K please disclose this fact in the Form 8-K.

      Once you explain Stan J.H. Lee, CPA's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than ten business days after receipt of this letter. If you have any questions, please contact Scott Stringer, Staff Accountant at 202-551-3272.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant